ARI Network Services, Inc.

11425 W. Lake Park Drive, Suite 900

Milwaukee, Wisconsin 53224

September 7, 2005

Mr. Patrick Gilmore

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

ARI Network Services, Inc.

Form 10-KSB for the Fiscal Year Ended July 31, 2004, Filed October 29, 2004
Forms 10-QSB for the Fiscal Quarters Ended, October 31, 2004, January 31, 2005 and April 30, 2005
Forms 8-K, Filed October 14, 2004, December 2, 2004, February 24, 2005 and May 19, 2005

File No. 000-19608

Dear Mr. Gilmore:

On behalf of ARI Network Services, Inc., a Wisconsin corporation (the “Company”), I am responding to the staff’s comment letter dated August 25, 2005.  The numbered paragraphs below correspond to the comments in the staff’s letter.  For the convenience of the staff I have recited each comment and provided the response to each comment immediately thereafter.

1.     We note your use of non-GAAP measures throughout your 10-KSB, 10-QSB’s and the Form 8-K’s noted above.  Please address the following and tell us how you have considered the guidance in Regulation G, Item 10 of Regulation S-B and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

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The statement of operations data you present in (1) the Form 8-K’s noted above, (2) the 10-QSB’s noted above, (3) on page 10 and 16 in your MD&A discussion in your 10-KSB and (4) on page 7 of the financial statements in your 10-KSB, presents a number of non-GAAP measures, specifically “operating expenses before amounts capitalized.”  Tell us how your presentation complies with the guidance in Regulation G for each of these non-GAAP items.

Response:  Regulation G defines a “Non-GAAP financial measure” to include a numerical measure that “[e]xcludes amounts . . . that are included in the most directly

Mr. Patrick Gilmore

Securities and Exchange Commission

September 7, 2005

comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows . . . of the issuer.”  “Operating expenses before amounts capitalized” is a subtotal in the Company’s statement of operations, presented in accordance with GAAP.  It is the Company’s position that a line item directly from the Company’s financial statements should not be viewed as a “Non-GAAP financial measure.”  Rather, it should be viewed as a GAAP financial measure to which Regulation G is inapplicable.

Nevertheless, in order to avoid any concern about non-GAAP financial measures or the appropriateness under GAAP of subtotaling operating expenses before subtracting capitalized amounts, in future filings, the Company will no longer show a separate subtotal for “operating expenses before amounts capitalized.”  Instead, the Company will present its software development and technical support expense net of the capitalized amounts.

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In your 8-K’s noted above, we note your use of the non-GAAP measures EBITDA and Earn (Burn) Rate.  Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

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the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

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the economic substance behind management’s decision to use such a measure;

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the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

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the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

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the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In addition define “Earn (Burn) Rate” in your response.

Response:  The Company is aware of Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and believes that its use of EBITDA and earn/burn rate are not misleading in any respect.  The Company intends to include in its Form 10-KSB for fiscal 2005 enhanced disclosure responsive to Question 8 of the FAQ.  The disclosure will be along the following lines:

Mr. Patrick Gilmore

Securities and Exchange Commission

September 7, 2005

Non-GAAP Financial Measures

This Management’s Discussion and Analysis of Financial Condition and Results of Operations discloses EBITDA (earnings before interest, taxes, depreciation and amortization) and earn/burn rate (cash from operations and investment before changes in working capital), each of which may be considered a non-GAAP financial measure.  Management believes EBITDA is helpful in understanding period-over-period operating results separate and apart from non-operating expenses and expenses pertaining to prior period investing activities, particularly given the Company’s significant investments in capitalized software and its continuing efforts in completing acquisitions, which typically result in significant depreciation and amortization expense in subsequent periods.  The Company uses EBITDA as a factor in evaluating potential acquisition targets and analyzing the pro forma impact of the acquisition on the Company.  Management believes that earn/burn rate is helpful in determining and measuring the amount of cash generated from the Company’s operations, separate and apart from changes caused by changes in working capital items, which, over several periods, tend to offset each other.  The Company currently uses earn/burn rate in establishing performance goals for employee bonuses.  However, EBITDA and earn/burn rate have significant limitations as analytical tools and should only be used cautiously in addition to, and never as a substitute for, operating income, cash flows or other measures of financial performance prepared in accordance with generally accepted accounting principles and may not necessarily be comparable to similarly titled measures of other companies.  For example, EBITDA does not reflect:

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cash expenditures, or future requirements, for capital expenditures or contractual commitments;

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changes in, or cash requirements for, the Company’s working capital needs;

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interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s indebtedness;

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tax payments that represent a reduction in cash available to the Company; and

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any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future.

In addition, earn/burn rate does not reflect the Company’s changes in, or its cash requirements for, working capital, nor does it reflect the Company’s financing activities and the resulting impact on the Company’s available cash.

The Company believes that the foregoing discussion in the Form 10-KSB will adequately address the disclosures referenced in Question 8 of the FAQ.  As noted in the disclosure above,

Mr. Patrick Gilmore

Securities and Exchange Commission

September 7, 2005

earn/burn rate is defined as cash from operations and investment before changes in working capital.  The reconciliation for fiscal 2004 of net cash provided by operating activities to earn/burn rate is as follows:

Earn (Burn) Rate (In thousands)
Year Ended July 31
2004
Net cash provided by operating activities	$2,828
Net increases (decrease) in receivables, prepaid expenses and other current assets	100
Net (increase) decrease in accounts payable, deferred revenue and accrued liabilities	(276)
Net cash provided by operating activities before changes in working capital	2,652
Net cash used in investing activities	(818)
Earn (Burn) Rate	$1,834

2.     We note that you recognize revenue from software licenses in multiple element arrangements ratably over the contractual term of the arrangement.  Tell us why you are recognizing revenue under such arrangements ratably over the contractual term.  In this regard, tell us whether separate sales exist for your software licenses and maintenance and whether you are able to determine vendor-specific objective evidence (VSOE) of fair value for each element in your multiple element arrangements.  Please advise.

Response:  The Company provides customers time-based (generally twelve months) software licenses which are bundled with the customer’s first twelve months of PCS services (software support and periodic updates).  In subsequent years, the customer may renew their software license and may also renew their PCS.  To date, substantially all customers that have renewed their software licenses also renewed their PCS.  SOP 97-2 defines VSOE as “the price charged when the same element is sold separately.”  TPA 5100.53 states that for time-based software licenses with a duration of one year or less, the fair value of the bundled PCS services is not reliably measured by reference to a PCS renewal rate (i.e. VSOE of the PCS does not exist).  Accordingly, the Company recognizes revenue from software license fees over the twelve month term of the PCS.

The Company amended previous Form 10-K and Form 10-Q filings in June 2001 to change its revenue recognition policy to the current one after a thorough review of its multiple element arrangements and discussions with the SEC staff.

Mr. Patrick Gilmore

Securities and Exchange Commission

September 7, 2005

3.     We note your disclosure on page 15 of your financial statements that you restructured certain debt and have accounted for this restructuring as a troubled debt restructuring in accordance with SFAS 15.  Tell us how you determined that this modification or exchange of debt instruments represented a troubled debt restructuring.  In this regard, tell us how you considered the model provided in paragraph 6 of EITF 02-4 in determining whether this modification or exchange of debt is within the scope of SFAS 15.  Please address each of the factors provided in paragraphs 9 through 12 of EITF 02-4 in your response.

Response:  On April 27, 2000, the Company issued RGC International Investors, LDC (RGC) a three-year convertible subordinated debenture, and warrants to purchase ARI common stock.  The terms of the debenture required the Company to maintain listing of its common stock on NASDAQ, the NASDAQ Small Cap Market, the New York Stock Exchange or the American Stock Exchange.  By early fiscal 2002 the Company’s financial condition deteriorated, as well as its ability to obtain additional credit.  Additionally, as a result of the Company not meeting the NASDAQ listing requirements due to its stock price falling below $1, the Company’s stock was delisted, which allowed RGC or subsequent holder of the debenture to demand redemption of the Debenture and accrued interest as well as increasing the stated interest rate from 7% to 17%.  On November 11, 2002, the Company received a demand for immediate payment of the outstanding principal and interest.  The Company did not have the ability to immediately pay the entire outstanding balance, as discussed further below.

On April 24, 2003, the Company restructured the debenture and accrued interest in exchange for $500,000 in cash, notes payable of $3.9 million, and warrants for the purchase of 250,000 shares of our common stock.  Prior to this restructuring, the amount due under the debenture, including accrued interest, was approximately $4.7 million ($4 million face value of the debenture plus $700,000 of accrued interest).

EITF 02-4, paragraph 6, states that if the debtor is experiencing financial difficulty and the creditor has granted a concession, the modification/exchange of debt instruments is within the scope of SFAS 15.  Paragraph 9 of EITF 02-4 provides factors that are indicators that a debtor is experiencing financial difficulties.  The Company’s responses to these indicators are described as follows:

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The debtor is currently in default on any of its debt.  As stated above, the Company was in default of the debenture, and had received demand for immediate payment.

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The debtor has declared or is in the process of declaring bankruptcy.  The Company had not declared bankruptcy; however, based upon its working capital deficit of over $8 million, legal enforcement of the demand for repayment may have required the Company to declare bankruptcy.  Our Form 10-Q for the period ended January 31, 2003 stated, “the Company cannot pay

Mr. Patrick Gilmore

Securities and Exchange Commission

September 7, 2005

it [the Debenture] in full at this time” and “the purported demand to accelerate the maturity of the Debenture may have a significant impact on the Company's results of operations in fiscal 2003.”

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There is significant doubt as to whether the debtor will continue to be a going concern.  The Company’s fiscal 2002 audit report included an explanatory paragraph indicating that there was substantial doubt regarding the Company’s ability to continue as a going concern.

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Currently, the debtor has securities that have been delisted, are in the process of being delisted, or are under threat of being delisted from an exchange.  As stated above, the Company’s common stock was delisted from the NASDAQ prior to our debt restructuring.

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Based on estimates and projections that only encompass the current business capabilities, the debtor forecasts that its entity-specific cash flows will be insufficient to service the debt (both interest and principal) in accordance with the contractual terms of the existing agreement through maturity.  Due to the Company’s minimal cash balance, lack of available credit and significant working capital deficit, the Company did not have the ability to immediately pay the entire $4.7 million of principal and interest that was being demanded.

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Absent the current modification, the debtor cannot obtain funds from sources other than the existing creditors at an effective interest rate equal to the current market interest rate for similar debt for a nontroubled debtor.  The Company attempted to obtain alternative sources of funding throughout early 2002, with no success.  During the summer of 2002, the Company retained outside counsel to obtain alternative sources of funding, which was also unsuccessful.  The Company’s only other source of funds at the time of the restructuring was an agreement to factor accounts receivable, which yielded the factoring agent an effective interest rate of 11.0%.  This agreement provided for maximum borrowings of $3 million, but was limited by the Company’s borrowing base which was $700,000.00 at the time of the restructuring.  Further, the agreement was scheduled to expire on April 24, 2003 and was renewed only on a month-to-month basis at the time of the restructuring.  The Company believes the interest rate from its factoring agent was significantly higher than that which could have been obtained by a nontroubled debtor.

Mr. Patrick Gilmore

Securities and Exchange Commission

September 7, 2005

Paragraph 10 of EITF 02-4 states that if both of the following factors are present, that is determinative evidence that the debtor is not experiencing financial difficulties, and if either of the factors is present, that may be an indicator that the debtor is not experiencing financial difficulties.  The Company’s responses to these factors are described as follows:

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The debtor is currently servicing the old debt and can obtain funds to repay the old prepayable debt from sources other than the existing creditors (without regard to the current modification) at an effective interest rate equal to the current market interest rate for a nontroubled debtor.  The Company was in default of the old debt and was not able to obtain funds to repay the old debt from other sources at an effective interest rate equal to the current market interest rate, as discussed above.

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The creditors agree to restructure the old debt solely to reflect a decrease in current market interest rates for the debtor or positive changes in the creditworthiness of the debtor since the debt was originally issued.  The creditors restructured the old debt because it was all due and payable and the Company did not have the ability to pay the balance due to its deterioration in creditworthiness.  As stated earlier, the Company had a significant working capital deficit and inability to obtain other funds at a reasonable interest rate.

Paragraph 11 of EITF 02-4 states that a creditor is deemed to have granted a concession if the effective borrowing rate on the restructured debt is less than the effective borrowing rate of the old debt.  The Company’s old debt had a stated interest rate of 17% after the event of default.  The restructured debt had an initial effective interest rate of 7.25% (the stated interest rate was prime (4.25%) plus 2% and the amortization of the new warrants resulted in an additional 1% of interest).  Accordingly, the creditor granted the Company a concession.

Paragraph 12 of EITF 02-4 provides guidance if an entity has recently restructured the debt and is currently restructuring that debt again.  The Company’s debt was restructured only once.

Based upon our evaluation of paragraphs 9 through 12 of EITF 02-4, the Company concluded that they were experiencing financial difficulties at the time the debt was restructured.  Because the creditor granted the Company concessions, the exchange transaction was within the scope of SFAS 15.

4.     We also note in your disclosure that the liability in excess of the future cash flows of the new debt is being amortized as a reduction of interest expense over the life of the new debt.  Tell us what accounting literature you are relying on in amortizing such amounts over the

Mr. Patrick Gilmore

Securities and Exchange Commission

September 7, 2005

life of the new debt.  In this regard, tell us how you considered paragraph 19 of SFAS 15 in determining whether to recognize a gain in the period of restructuring.

Response:  Paragraph 19 of SFAS 15 states that no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments specified by the terms of the debt remaining unsettled after the restructuring.  The remaining carrying amount of the Company’s payable before the restructuring was $4.2 million ($4.7 million less $500,000 paid at the time of the restructuring).  The total future cash payments specified by the terms of the debt remaining unsettled after the restructuring was $4.6 million ($3.9 million plus interest estimated at $700,000 based upon prime plus 2%).  Accordingly, no gain was recognized upon the restructuring of the debt and interest expense on the restructured debt has been computed to achieve a constant effective interest rate throughout the term of the debt.

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The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the foregoing has been responsive to your concerns.  If you have any questions regarding the foregoing, please call me at (414) 973-4300.

Very truly yours,

ARI NETWORK SERVICES, INC.

/s/ Timothy Sherlock

Timothy Sherlock
Chief Financial Officer

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